Exhibit 99.1

BURCON NUTRASCIENCE CORPORATION

CODE OF BUSINESS ETHICS AND CONDUCT

1.	Purpose and Application

Burcon NutraScience Corporation (the “Corporation”) is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the “Code”) provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries (“representatives”). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Code sets forth such standards as are reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Corporation files with, or submits to, securities regulatory authorities and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

2.	Conflicts of Interest

It is our policy to ensure the Corporation’s best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative’s personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

3.	Protection and Use of the Corporation’s Assets and Opportunities

All representatives are responsible for protecting the Corporation’s assets from improper use including fraud, theft and misappropriation. It is the Corporation’s policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation’s assets.

4.	Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation’s proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation’s business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6.	Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation’s security holders, customers, suppliers, competitors and employees.

7.	Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public (“inside information”) is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

Applicable securities laws require the Corporation to disclose certain information in various reports and documents that the Corporation must file or submit to securities regulatory authorities. In addition, from time to time, the Corporation makes other public communications, such as issuing press releases. The Corporation has a responsibility to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to securities regulatory authorities and in other public communications.

8.	Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Corporate Governance Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9.	Compliance

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties. A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10.	Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011, August 30, 2011 and September 12, 2012. The Board of Directors may amend the Code from time to time.

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

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